Correspondence

November 10, 2008

Via Edgar and Facsimile (202) 772-9210

Mr. Michael Johnson
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-1/A No.4 Commission File No. 333- 150494 (the "Registration Statement")

Dear Mr. Johnson:

        We have filed Amendment No. 4 to the registration statement for the purpose of proding an updated auditor’s consent and an updated legal opinion. Both are filed with the Registration Statement as exhibits.

        Additionally, please be advised that in Amendment No. 4 we have updated the Registration Statement to disclose and describe certain changes that occurred at the Company during the week of November 3, 2008. These changes primarily stem from our shareholder’s approving an amendment to our articles of incorporation increasing the number of authorized common shares to 100 million and the appointment of John Walpuck as our Chief Executive Officer. These updates and revisions are primarily described under the following captions/headings: Description of Securities to be Registered; Directors, Executive Officers and Corporate Governance; Executive Compensation; Security Ownership of Beneficial Owners and Management; and Transactions with Related Persons, and Promotors and Certain Control Persons.

        We are also requesting acceleration of the Registration Statement. In conjunction with our request for acceleration we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m., Eastern time, or as soon as practicable thereafter, on Monday, November 10, 2008. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

        We ask that you advise Peter F. Waltz, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Mr. Waltz personally.

Respectfully submitted,

DISABOOM INC.

/s/ John Walpuck

John Walpuck President, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer